Rec'd VF 11-7-03 10/27



03051627

ES
E COMMISSION
20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 27 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-44269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Leo Group Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Newport Dr. Suite 888
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brakensiek, Leavitt & Pleger, LLP
(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LEO GROUP, INC.

Financial Statements
with Independent Auditors' Report,
Supplemental Schedule of Computation
Of Net Capital, and Report on
Internal Control
September 30, 2002

Brakensiek Leavitt Pleger, LLP
Certified Public Accountants

CONTENTS

BLP Nancy S. Brakensiek, C.P.A.
Lynne Leavitt, C.P.A.
Corinne Pleger, C.P.A.

INDEPENDENT AUDITORS' REPORT

Board of Directors
LEO GROUP, INC.
Newport Beach, California

We have audited the accompanying statement of financial condition of Leo Group, Inc. as of September 30, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leo Group, Inc., as of September 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brakensiek Leavitt Pleger, LLP

Los Angeles, California
January 16, 2002

Brakensiek Leavitt Pleger, LLP
5670 Wilshire Blvd., Suite 1450, Los Angeles, CA 90036
Phone: (323) 954-3100 Fax: (323) 857-0048

LEO GROUP, INC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Current Assets	
Cash	$ 25,120
Commissions receivable	365
Prepaid expenses	300
Shareholder receivable	500
Total current assets	26,285
Equipment, at cost, net of accumulated depreciation	--
Deposits	1,985
Total assets	$ 28,270

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable	6,360
Total current liabilities	6,360
Stockholder's Equity	
Common stock, no par value	
Authorized – 1,000,000 shares	
Issued and outstanding – 550,000 shares	100,000
Paid-in capital	840,000
Accumulated deficit	(918,090)
Total stockholder's equity	21,910
Total liabilities and stockholder's equity	$ 28,270

See notes to financial statements

LEO GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Revenue	
Commissions	$ 8,052
Interest income	124
Investment income	17,871
	26,047
Expenses	
Clearing charges	1,064
Employee compensation and benefits	8,989
Dues, fees and permits	2,430
Communications	4,967
Occupancy	41,004
Interest expense	277
Other operating expenses	22,168
	80,899
Loss before provision for income taxes	(54,852)
Provision for income taxes	800
Net loss	$ (55,652)

See notes to financial statements

LEO GROUP, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Beginning balance	$ 100,000	$ 786,000	$ (862,438)	$ 23,562
Contributed capital	—	54,000	—	54,000
Net loss	-	-	(55,652)	(55,652)
Ending balance	$ 100,000	$ 840,000	$ (918,090)	$ 21,910

See notes to financial statements

LEO GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Operating Activities:	
Net loss	$ (55,652)
Changes in assets and liabilities:	
Commissions receivable	(138)
Marketable securities	19,908
Accounts payable	6,000
Net cash used by operating activities	(29,882)
Investing Activities:	
Shareholder loan	4,500
Net cash provided by investing activities	4,500
Financing Activities:	
Debt repayment	(7,698)
Contributed capital	54,000
Net cash provided by financing activities	46,302
Increase in cash	20,920
Cash, beginning of period	4,200
Cash, end of period	$ 25,120
Supplemental Information –	
Cash paid during the year for income taxes	$ 800
Cash paid during the year for interest expense	$ 277

See notes to financial statements

1. Summary of significant accounting policies

Nature of business – Leo Group, Inc. (the Company) was incorporated in California on October 15, 1991. The Company is a non-clearing fully disclosed broker-dealer engaged in the sale of general securities to investors. The company does not carry customers' accounts or hold securities for customers. The Company commenced broker/dealer operations in May 1992 and serves customers in Southern California and Taiwan.

Cash – For purposes of reporting cash flows, cash and cash equivalents include cash in banks and cash held at the Company's clearing houses.

Revenue - Customers' securities transactions and the related commission income and expenses are recorded on a settlement date basis which is generally the fifth business day following the trade date.

Marketable securities – Management determines the appropriate classification of securities at the date individual investment securities are acquired. Investments classified as held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair values with unrealized gains and losses included in operations. The unrealized gains or losses on available–for-sale securities are reported as a separate component of equity.

Depreciation - Equipment is stated at cost. Depreciation is computed using the straight-line method over 5 to 7 years, the estimated useful lives of the assets. Expenditures for all maintenance and repairs are charged against income. Additions, major renewals and replacements that increase the useful lives are capitalized. As of September 30, 1998, the Company's furniture and equipment, totaling $14,827, was fully depreciated.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

2. Lease commitments

The Company leases its office under an operating lease which expires on September 30, 2004. Lease expense totaled $36,288 for the year ended September 30, 2002. The following is a schedule of future minimum rental payments:

Year ending September 30,	
2003	$ 37,644
2004	39,012
	$ 76,656

The company is obligated under the terms of a non-cancellable operating lease for automotive equipment which expired during the year. Expense for the period ended September 30, 2002 was $ 5,800.

The Company rents storage space at $196 per month, which can be terminated upon 30 days written notice.

3. Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. This statement requires the recognition of deferred tax liabilities and assets for the future consequences of events that have been recognized in the financial statements or tax returns of the Company.

3. Income taxes- continued

In the event the future consequences of differences between financial reporting bases and tax bases of the assets and liabilities of the Company result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Measurement of the deferred items is based on enacted tax laws.

At September 30, 2002, the Company had tax net operating loss carryforwards of approximately $384,993, which expire in various years through 2016. The deferred tax asset was recorded in the financial statements, and the Company has established a 100 percent valuation reserve against such amount.

4. Net Capital Requirement

The Company, as a broker-dealer, is required under provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15-to-1. The basic concept of the rule is liquidity, its object being to require a broker or dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. At September 30, 2002, the Company had net capital, as defined, of $19,625, which is $14,625 more than the required minimum capital and a ratio of aggregate indebtedness to net capital of .32 to 1.

5. Reserve Requirement for Brokers or Dealers

As a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers, the Company is exempt from the provisions of Rule 15c3-3, per Paragraph K(2)(B) of such rule, under the Securities Exchange Act of 1934. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

6. Related-Party Transactions

The Company's president and stockholder also owns Leo Capital Management, Inc. (LCM) LCM reimbursed the Company for the following expenses:

Travel	$ 3,000

LEO GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SEPTEMBER 30, 2002

Net capital	
Total stockholder's equity	$ 21,910
Deductions and/or charges	
Non-allowable assets	
Prepaid expenses	300
Equipment	--
Deposits	1,985
Net capital before haircuts on securities	19,625
Haircuts on securities	--
Net capital	$ 19,625
Aggregate indebtedness	
Total aggregate indebtedness	$ 6,360
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 14,625
Ratio: Aggregate indebtedness to net capital	.32 to1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2002)	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 21,500
Net audit adjustments	(1,875)
Net capital per above	$ 19,625

LEO GROUP, INC.
SCHEDULE II
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2002

The Company is in compliance with the conditions of exemption from the reserve and possession or control requirements under the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

B L . P
Nancy S. Brakensiek, C.P.A.
Lynne Leavitt, C.P.A.
Corinne Pleger, C.P.A.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
LEO GROUP, INC.
Newport Beach, California

In planning and performing our audit of the financial statements of Leo Group, Inc., (the Company) for the year ended September 30, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC'S above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Brakensiek Leavitt Pleger, LLP
5670 Wilshire Blvd., Suite 1450, Los Angeles, CA 90036
Phone: (323) 954-3100 Fax: (323) 857-0048

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be a material weakness as defined above. However, we noted the following condition involving the control environment.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended September 30, 2002, and this report does not affect our report thereon dated January 16, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the second preceding paragraph, the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of Company management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Brakensiek Leavitt Pleger, LLP

January 16, 2002